Form C

Cover Page

Name of issuer:

LifeBridge Innovations, PBC

Legal status of issuer:

Form: Other

Other (specify): Public Benefit Corporation

Jurisdiction of Incorporation/Organization: DE

Date of organization: 1/7/2022

Physical address of issuer:

862 East Wildmere Avenue
LONGWOOD FL 32750

Website of issuer:

http://www.lifebridgeinnovations.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

7.5% of the offering amount upon a successful fundraise, and be entitled to reimbursement for out-of-pocket third party expenses it pays or incurs on behalf of the Issuer in connection with the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

No

Type of security offered:

- ☑ Common Stock
- ☐ Preferred Stock
- ☐ Debt
- ☐ Other

If Other, describe the security offered:

Target number of securities to be offered:

61,446

Price:

$1.040000

Method for determining price:

Dividing pre-money valuation $26,711,242.00 (or $21,317,626.00 for investors in the first $131,000.56) by number of shares outstanding on fully diluted basis.

Target offering amount:

$51,000.00

Oversubscriptions accepted:

- ☑ Yes
- ☐ No

If yes, disclose how oversubscriptions will be allocated:

- ☐ Pro-rata basis
- ☐ First-come, first-served basis
- ☑ Other

If other, describe how oversubscriptions will be allocated:

As determined by the issuer

Maximum offering amount (if different from target offering amount):

$1,000,000.00

Deadline to reach the target offering amount:

4/30/2026

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees:

3

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$819,888.00	$1,226,262.00
Cash & Cash Equivalents:	$625,569.00	$1,205,266.00
Accounts Receivable:	$880.00	$1,350.00
Current Liabilities:	$123,013.00	$46,272.00
Non-Current Liabilities:	$523,704.00	$516,578.00

Revenues/Sales:	$0.00	$0.00
Cost of Goods Sold:	$0.00	$0.00
Taxes Paid:	$0.00	$0.00
Net Income:	($1,756,241.00)	($979,838.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

LifeBridge Innovations, PBC

COMPANY ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer.

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)

(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

INSTRUCTION TO QUESTION 2: If any of these statements are not true, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Peter F Travers	CEO	Lifebridge Innovations	2015
Yung-Ping Yeh	CEO	VOCxi Health	2022
James LaBate	Principal	LaBate Holdings LLC	2022

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Michael Black	CFO	2023
Peter F Travers	CEO	2015

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

No. and Class % of Voting

Name of Holder	No. and Class of Securities Now Held	Power Prior to Offering
Peter F Travers	16966695.0 12,512,745 shares of common stock and voting rights via proxy for 4,453,950 shares of preferred stock	74.7

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. ***Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.***

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

> An investment in the Class A Voting Common Stock ("Shares") of LifeBridge Innovations, PBC ("LifeBridge" or the "Company") involves substantial risk. Prospective investors should consider carefully the factors referred to below as well as others associated with their investment. In addition, the offering of the Shares (the "Offering") contains forward-looking statements regarding future events and the future financial performance of The Company that involve significant risks and uncertainties. Investors are cautioned that such statements are predictions and beliefs of the Company, and the Company's actual results may differ materially from those discussed herein. The discussion below includes some of the material risk factors that could cause future results to differ from those described or implied in the forward-looking statements and other information appearing elsewhere in the materials provided by the Company. If any of the following risks, or any additional risks and uncertainties not listed below and not presently known to us, actually occur, our business could be harmed or fail. In such case, you may lose all or part of your investment.
>
> The following risk factors should be carefully considered when evaluating the Shares as an investment opportunity.
>
> **General Risks Associated with an Early-Stage Company**We have a limited operating history upon which you may evaluate us. LifeBridge's journey began on Jan 5, 2015 with the forming of two Florida LLC's, LifeBridge 10000 and Loyalty Based Innovations. LifeBridge 10000 was the operating company and Loyalty Based Innovations held the intellectual property of the companies. After reaching many milestones larger investors began signaling that they would not invest in an LLC structure. Therefore, a new company was formed using as a Delaware for profit public benefit corporation on February 18, 2022. That company is LifeBridge Innovations, PBC, the subject of the Offering. The two LLC's (LifeBridge 10000 and Loyalty Based Innovations) were merged into LifeBridge Innovations, PBC. As such we have a limited operating history upon which you may evaluate our business and prospects. We are in the early stages of our business, and our activities to date have involved research and development, establishment of manufacturing relationships, seeking regulatory approval from the FDA, business planning, and efforts to raise startup capital. Our business and prospects must be considered in light of the risk, expense and difficulties frequently encountered by companies in early stages of development, particularly companies in highly competitive and evolving markets. If we are unable to effectively allocate our resources, manufacture our products, generate sales, or obtain and grow our customer base, our business, operating

obtain and grow our customer base, our business, operating results and financial condition would be adversely affected and we may be unable to execute our business plan, and our business could fail.

Our success is dependent on key personnel. We believe that our success will depend on continued employment or engagement, as applicable, of senior management and key technical personnel, especially Peter F. Travers, the Company's President and Scott Krywick, Vice President of Programing and Product Development. In addition, the company has engaged the services of Avio Medtech Consulting, a medical device consulting firm that provides management services. Through Avio, Mike Black is serving as a fractional CFO for the Company. If one or more members of our senior management were unable or unwilling to continue in their present positions, our business and operations could be disrupted or fail.

The market may not accept our products. LifeBridge's results are dependent on successful product initiatives and acceptance by consumers of LifeBridge's products, including new or improved products and packaging. LifeBridge's new or improved products and packaging, along with its other product initiatives, are designed to capitalize on customer or consumer medical needs and personal comfort. In order to remain successful, LifeBridge must anticipate and react to these needs and develop new or improved products or packaging to address them. While LifeBridge devotes significant resources to meeting this goal, LifeBridge may not be successful in developing new or improved products or packaging, or its new or improved products or packaging may not be accepted by customers or consumers.

Projections are speculative and are based upon a number of assumptions. Any projected financial results prepared by or on behalf of LifeBridge have not been independently reviewed, analyzed, or otherwise passed upon. Such "forward-looking" statements are based on various assumptions, which assumptions may prove to be incorrect. Such assumptions include, but are not limited to (i) the future status of local and regional economies, (ii) anticipated demand for our products, (iii) anticipated costs associated with the manufacture of our products, and (iv) anticipated procurement and retention of a customer base. Accordingly, there can be no assurance that such projections, assumptions, and statements will accurately predict future events or actual performance. Any projections of cash flow should be considered speculative and are qualified in their entirety by the assumptions, information and disclosed risks. Investors are advised to consult with their own independent tax and business advisors concerning the validity and reasonableness of the factual, accounting and tax assumptions. No representations or warranties whatsoever are made by LifeBridge, its affiliates or any other person or entity as to the future profitability of LifeBridge or the results of making an investment in the Shares.

We may not effectively manage growth. The anticipated growth of LifeBridge's business will result in a corresponding growth in the demands on LifeBridge's management and its operating infrastructure and internal controls. While we are planning for managed growth, any

controls. While we are planning for managed growth, any future growth may strain management resources and operational, financial, human and management information systems, which may not be adequate to support LifeBridge's operations and will require LifeBridge to develop further management systems and procedures. There can be no guarantee that LifeBridge will be able to develop such systems or procedures effectively on a timely basis. The failure to do so could have a material adverse effect upon LifeBridge's business, operating results and financial condition.

Our efficiency may be limited while our current employees and future employees are being integrated into our operations. In addition, we may be unable to find and hire additional qualified management and professional personnel to help lead us. There is intense competition for qualified personnel in the area of LifeBridge's activities, and there can be no assurance that LifeBridge will be able to attract and retain qualified personnel necessary for the development of our business.

Conflicts of interest may arise. There is a risk of conflicts between the interests of our management and key technical personnel on the one hand, and the interests of LifeBridge on the other, as well as their interests in other potential unrelated activities. If such conflicts arise, this could have a material adverse impact on LifeBridge's business.

We expect continued losses for the foreseeable future. We expect to continue to incur losses for the foreseeable future and, if we ever have profits, we may not be able to sustain them. Our expenses will increase as we build an infrastructure to implement our business plan. For example, we may hire additional employees, expand our product offerings, and lease more space for our corporate offices. In addition, we plan to significantly increase our operating expenses to:
-expand our manufacturing relationships to produce our products;
-develop and broaden our product line;
-create and increase our sales channels;
-explore opportunities and alliances with other companies; and
facilitate business arrangements.From an accounting perspective, expenses may also increase due to the potential effect of goodwill amortization and other charges resulting from completed and future acquisitions. If any one of these and other expenses is not accompanied by increased revenue, our losses will be greater than we anticipate.

Many of our competitors have greater brand recognition and greater financial, marketing and other resources. Many, if not all, of our competitors have greater brand recognition, and greater financial, marketing, and other resources than LifeBridge. This may place us at a disadvantage in responding to our competitors' pricing strategies, technological advances, advertising campaigns, strategic alliances and other initiatives. In any event, LifeBridge expects to compete with a number of companies, many of which have considerably greater financial, personnel, marketing, technical and operating resources. Consequently, such competitors may be in a better position than LifeBridge to take advantage of customer acquisition and

LifeBridge to take advantage of customer acquisition and business opportunities, and devote greater resources to marketing and sale of their product offerings. There cannot be any certainty that LifeBridge will be able to compete successfully.

There may be unanticipated obstacles to the execution of LifeBridge's business plan. LifeBridge's business plan may change significantly. Our business plan is capital intensive and is subject to statutory and regulatory requirements. We believe that our chosen activities and strategies are achievable in light of current economic and legal conditions with the skills, background, and knowledge of our principals and advisors. Our management reserves the right to make significant modifications to its stated strategies depending on future events or if it concludes that doing so is in the best interest of the Company and its stockholders.

Risks Associated with LifeBridge

Management has broad discretion as to the use of proceeds. The proceeds from the Offering will be used as the Company's management deems appropriate. LifeBridge reserves the right to use the funds obtained from the Offering for purposes not presently contemplated which it deems to be in the best interests of LifeBridge and its stockholders in order to address changed circumstances or opportunities. As a result of the foregoing, the success of LifeBridge will be substantially dependent upon the discretion and judgment of management with respect to application and allocation of the proceeds of the Offering. Investors in the Shares will be entrusting their funds to LifeBridge's management, upon whose judgment and discretion the investors must depend.

Mr. Travers has voting control of the Company. Mr. Travers currently controls a majority of the voting power of the Company and will continue to do so after the Offering. Investors in the Shares will own a minority of the Company and will have minority voting rights with respect to the election of the directors of the Company. Due to their stock ownership and positions with the Company, the current management (indirectly) and key personnel will be in a position to continue to control the affairs and management of the Company. Such concentration of ownership and control may have the effect of delaying, deferring, or preventing a change in control of the Company, and investors will have limited ability to elect or remove directors.

We have not yet found commercial partners for our products and may never have saleable products. We have not yet found any commercial partners for our products and many of our products require additional research and development. We will also need to develop a market for our products if our commercial partners do not have an established marketing channel. There can be no assurance that we will successfully find commercial partners, market our products or complete our research and development of new products.

If healthcare professionals do not adopt our products in sufficient numbers or as rapidly as we anticipate, our operating results will be harmed. The success of any of our products which we may develop will depend heavily on

acceptance by healthcare professionals who will recommend and prescribe treatment using our products, and our failure to maintain a high level of confidence by key healthcare professionals in our products could adversely affect our business.

Consumers may not use our products, and thus we may never become profitable. Our products represent a significant change from traditional cancer treatment, and patients may be reluctant to accept them, or may not find them preferable to conventional treatment. In addition, patients may not comply with recommended treatment guidelines which could compromise the effectiveness of their treatment. Our success will depend upon the rapid acceptance of our products by a large number of treating physicians and their patients to whom we intend to actively market. Market acceptance will depend in part upon the recommendations of those treating physicians, as well as other factors including effectiveness, safety, reliability, improved treatment and greater comfort compared to alternative treatments. Furthermore, treating physicians may not respond to our direct marketing campaigns or we may be unsuccessful in reaching our target audience. If treating physicians and treating facilities prove unwilling to adopt our products as rapidly or in the numbers that we anticipate, our operating results will be harmed.

Software defects may be discovered in our products which would damage our ability to sell our products, our results of operations, financial condition and cash flows. Our systems will incorporate sophisticated computer software. Complex software frequently contains errors, especially when first introduced. Because our products are designed to be used to perform complex interventional procedures, we expect that physicians and hospitals will have an increased sensitivity to the potential for software and other defects. We cannot assure that our software will not experience errors or performance problems in the future. If we experience software errors or performance problems, we would likely also experience:-loss of revenue;
-increase in reportable adverse events to applicable authorities;
-delay in market acceptance of our products;
-damage to our reputation;
-additional regulatory filings;
-product recalls;
-increased service or warranty costs; and/or
product liability claims relating to the software defects.We may fail to receive positive clinical results for our products in development that require clinical trials, and even if we receive positive clinical results, we may still fail to receive the necessary clearance or approvals to market our products. In the development of new products or new indications for, or modifications to, existing products, we will need to conduct or sponsor clinical trials. Clinical trials are expensive and require significant investment of time and resources. Clinical trials are subject to regulations and failure to comply with such regulations including, but not limited to, failure to obtain adequate consent of subjects, failure to adequately disclose financial conflicts, or failure to report data or adverse events accurately, could result in fines, penalties, and/or suspension of trials.
Difficulty enrolling patients in clinical trials. LifeBridge may have trouble enrolling patients in clinical trials. Patients

entering LifeBridge's clinical trials could disqualify them from entering other trials because of scientific research principles regarding limiting the number of variables in a trial. Difficulty in finding research patients could significantly hinder LifeBridge's ability to do business or cause delays in revenue. We may choose to suspend, or be required to suspend, clinical trials.

Clinical Research Organizations ("CROs") may fail. CROs must be hired to run clinical trials in order to maintain proper objectivity, access additional expertise or for other reasons. The failure of a CRO to carry out its duties would detrimentally affect LifeBridge's ability to operate.

Our emphases may shift. We may pursue the use of Tumor Treating Fields to treat other things, possibly ceasing to treat solid tumors or while simultaneously treating patients with solid tumors (i.e., resistant bacteria, or animal treatments). Such shifts in emphasis could have a material adverse impact on our financial forecast.

Patients may default on payment. We currently expect patients to be required to make payments in advance of each month's treatment. However, this may not be the case, and even if patients are required to pay in advance of each month's treatment, they may not be able to pay for as long a period as they originally intended. This could have a material adverse impact on LifeBridge's financial condition.

Patients could die. Patients could die while under treatment or be harmed by our device. Such incidences could have a material adverse impact on LifeBridge's ability to operate.

Our business may be harmed by technological and therapeutic changes, or the demand for our services could be diminished by the development of alternative treatments. Future innovations could make our inventions obsolete. Our success will depend, in part, on continued demand for products that will incorporate our inventions. Changes in technology or customer requirements could render these inventions obsolete or unmarketable.

We will rely on heavily on information technology systems. We will rely on information technology systems for accounting and finance, inventory management, engineering, distribution and other functions, and to maintain our research and development data. If such information technology systems fail to adequately perform these functions, or we experience an interruption in their operation, our business, financial condition and results of operations could be adversely affected. The efficient operation of our business will be dependent on our information technology systems which we intend to develop. We will rely on our information technology systems to effectively manage:
-sales and marketing, accounting and financial functions;
-order entry, order fulfillment and inventory replenishment processes;
-engineering tasks;
-our research and development data; and
patient monitoring of daily usage and device maintenance.The failure of our intended information technology systems to perform as we anticipate, or our failure to effectively implement new systems, could disrupt

our business and product development and could result in decreased sales, increased overhead costs, excess inventory and product shortages, all of which could have a material adverse effect on our business, financial condition and results of operations. In addition, our information technology systems are vulnerable to damage or interruption from:-tornado, earthquake, fire, flood and other natural disasters;
-terrorist attacks and attacks by computer viruses or hackers;
power loss; and network failure of computer systems, Internet, telecommunications or data.Any such interruption could have a material adverse effect on our business, financial condition and results of operations.We rely on confidentiality agreements that could be breached and may be difficult to enforce which could have a material adverse effect on our business and competitive position. Our policy is to enter into agreements relating to the non-use and non-disclosure of confidential information with third parties, including our contractors, consultants, advisors and research collaborators, as well as into agreements that purport to require the disclosure and assignment to us of the rights to the ideas, developments, discoveries and inventions of our employees and consultants while we employ them. However, these agreements can be difficult and costly to enforce. Moreover, to the extent that our contractors, consultants, advisors and research collaborators apply or independently develop intellectual property in connection with any of our projects, disputes may arise as to the proprietary rights to this type of information. If a dispute arises, a court may determine that the right belongs to a third party, and enforcement of our rights can be costly and unpredictable. In addition, we rely on trade secrets and proprietary know-how that we will seek to protect in part by confidentiality agreements with our employees, contractors, consultants, advisors or others. Despite the protective measures we employ, we still face the risk that:
-these agreements may be breached;
-these agreements may not provide adequate remedies for the applicable type of breach; or
our trade secrets or proprietary know-how will otherwise become known.Extensive and changing government regulation of the healthcare industry may be expensive to comply with and exposes us to the risk of substantial government penalties. We face risks related to our international operations, including the need to obtain necessary foreign regulatory clearance or approvals. If we fail to obtain regulatory clearances in countries in which we intend to operate for products under development, we will not be able to commercialize these products in those countries. Sales of our products will be subject to regulatory requirements that vary widely from country to country. We may be unable to obtain regulatory approvals in the countries in which we intend to operate or to market our products. We may also incur significant costs in attempting to obtain and in maintaining regulatory approvals. If we experience delays in receipt of approvals to market our products or if we fail to receive these approvals, we may be unable to market our products or enhancements in our intended markets in a timely manner, if at all.
Noncompliance with applicable regulatory requirements can result in enforcement action which may include recalling products which could limit product sales, delay product

shipment and adversely affect profitability.
Our business depends on our ability to successfully commercialize novel cancer therapies and services, which is time consuming and complex, and our development efforts may fail. Our current business strategy involves accessing and importing patient scans (MRI's, CAT Scans, etc.) into 3D simulators. These simulations are used as guides for applying cancer therapies. The failure of such simulators would adversely affect our ability to treat advanced cancer patients thereby hindering our success.

If the market for our therapies does not experience significant growth or if our services do not achieve broad acceptance, our operations will suffer. We cannot accurately predict the future
growth rate or the size of the market for our cancer therapy. The expansion of this market depends on a number of factors, such as: -the results of clinical trials;
-the cost, performance and reliability of our therapies and services, and the therapies and services offered by competitors;
-customers' satisfaction with our therapies and services; customers' perceptions regarding the benefits of our therapies and services; and marketing efforts and publicity regarding our therapies and services.Extensive and changing government regulation of the healthcare industry may be expensive to comply with and expose us to the risk of substantial government penalties. Improvements in product design or fundamental process may trigger additional clinical trial requirements and modifications to CE marks (safe manufacturing designation) as well as new FDA designations. In addition, we face risks related to our international operations, including the need to obtain necessary foreign regulatory clearance or approvals. If we fail to obtain regulatory clearances in countries in which we intend to operate for products under development, we will not be able to commercialize these products in those countries. Sales of our products will be subject to regulatory requirements that vary widely from country to country. We may be unable to obtain regulatory approvals in the countries in which we intend to operate or to market our products. We may also incur significant costs in attempting to obtain and in maintaining regulatory approvals. If we experience delays in receipt of approvals to market our products or if we fail to receive these approvals, we may be unable to market our products or enhancements in our intended markets in a timely manner, if at all.Varying trends in market preferences and spending could affect our business. LifeBridge's operating results may fluctuate significantly from period to period as a result of a variety of factors, including purchasing patterns of customers, competitive pricing, debt service and principal reduction payments, and general economic conditions. There is no assurance that LifeBridge will be successful in marketing any of its products, or that the revenues from the sale of such products will be significant. Consequently, LifeBridge's revenues may vary by quarter, and LifeBridge's operating results may experience fluctuations.

In addition, abrupt political change, terrorist activity and armed conflict pose a risk of general economic disruption in affected countries, which could also result in an adverse effect on our business and results of operations.

We may incur material product liability claims, which could

We may incur material product liability claims, which could increase our costs and adversely affect our reputation, revenues, and operating income. As a manufacturer of products designed for use by and around humans, we are subject to product liability claims if the use of our products is alleged to have resulted in injury. Product liability litigation expenses could have a material adverse effect on our results of operations even if a product liability claim is unsuccessful or is not fully pursued. Even with adequate insurance, product liability claims could significantly damage our reputation and consumer confidence in our products.

We may not be able to obtain insurance at favorable rates, or may experience unfavorable claims. While we believe we will be able to obtain liability insurance, because of increased selectivity by insurance providers we may only be able to obtain such insurance at unfavorable rates and/or with unfavorable coverage levels. Additionally, we may experience unfavorable claims. Changes in insurance rates, reduced coverage levels, or unfavorable claims could reduce our income from operations.

We may experience product recalls. We may be subject to product recalls, withdrawals or seizures if any of the products we manufacture or sell are believed to cause injury or illness or if we are alleged to have violated governmental regulations in the manufacturing, labeling, promotion, sale or distribution of such products. Any such recall, withdrawal or seizure of any of the products we manufacture or sell would require significant management attention, could result in substantial and unexpected expenditures and could materially and adversely affect our business, financial condition or results of operations. Furthermore, a recall, withdrawal or seizure of any of our products could materially and adversely affect consumer confidence in our brand and decrease demand for our products.

Our operations are subject to environmental and health and safety laws and regulations that may increase our cost of operations or expose us to environmental liabilities. Our operations are subject to environmental and health and safety laws and regulations, and some of our operations require environmental permits and controls to prevent and limit pollution of the environment. We could incur significant costs as a result of violations of, or liabilities under, environmental laws and regulations, or to maintain compliance with such environmental laws, regulations or permit requirements. In addition to the foregoing, we are subject to numerous federal, state, local and foreign environmental and health and safety laws and regulations governing our operations, including the handling, transportation and disposal of non-hazardous and hazardous substances and wastes including, but not limited, to lithium batteries, as well as emissions and discharges from its operations into the environment, including discharges to air, surface water and groundwater. Failure to comply with such laws and regulations could result in costs for remedial actions, penalties or the imposition of other liabilities. New laws, changes in existing laws or the interpretation thereof, or the development of new facts or changes in their processes could also cause us to incur additional capital and operating expenditures to maintain compliance with environmental laws and regulations and environmental permits.

environmental permits.

Because we rely on key suppliers to manufacture products we sell, disruptions in our manufacturing supply chain or losses of manufacturing certifications by our suppliers could adversely affect our sales and customer relationships. Our manufacturing suppliers are expected to meet all of our demands for supplies. However, our manufacturers rely on third-party suppliers and vendors to provide certain of the raw materials necessary to produce our products. In the event any such third-party supplier or vendor becomes unable or unwilling to provide raw materials in the required volumes and quality levels or in a timely manner, we would be required to identify and obtain acceptable replacement supply sources. If we are unable to identify and obtain alternative supply sources in a timely manner or at all, our business could be adversely affected. Any significant disruption in our key suppliers' operations facilities for any reason, including regulatory requirements, the loss of certifications, power interruptions, fires, hurricanes, war or other force of nature, could disrupt our supply of products, adversely affecting our sales and customer relationships.

An increase in the price and shortage of supply of key raw materials could adversely affect our business. The LB10000 and anticipated future products are composed of certain key raw materials. If the prices of these raw materials were to increase significantly, we may not be able to pass on such increases to our customers. A significant increase in the price of raw materials that cannot be passed on to customers could have a material adverse effect on our results of operations and financial condition. In addition, if we no longer are able to obtain products or raw materials from one or more of our suppliers on terms reasonable to us or at all, our revenues could suffer. Events such as the threat of political or social unrest may also have a significant impact on raw material prices and transportation costs for our products. In addition, the interruption in supply of certain key raw materials essential to the manufacturing of our products may have an adverse impact on our suppliers' ability to provide us with the necessary products needed to maintain our customer relationships and an adequate level of sales.

Our business is subject to intellectual property-related risks. We may fail to adequately protect our intellectual property rights or may be accused of infringing upon intellectual property rights of third parties. Changes in patent law in some countries may render one or more of ours patents worthless. We regard our intellectual property rights, including patents and trademarks, domain names, copyrights, trade secrets and similar intellectual property (as applicable) as critical to our success. We may also rely upon software codes, informational databases and other components that make up our services.

We expect to rely on a combination of laws and contractual restrictions with employees, customers, suppliers, affiliates and others to establish and protect these proprietary rights. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use trade secrets or copyrighted intellectual property without authorization which, if discovered, might require legal action to correct. In addition, third parties may independently and lawfully develop substantially similar intellectual property.

develop substantially similar intellectual property.

We expect to generally register and continue to apply to register, or secure by contract when appropriate, our patents and trademarks as they are developed and used, and reserve and register domain names as we deem appropriate. We consider the protection of our patents and trademarks to be important for purposes of product sales brand maintenance and reputation. While we expect to vigorously protect our patents, trademarks and domain names, effective patent and trademark protection may not be available, and contractual disputes may affect the use of marks governed by private contract. Similarly, not every variation of a domain name may be available or be registered, even if available. Our failure to protect our intellectual property rights in a meaningful manner or challenges to related contractual rights could result in erosion of brand names and limit our ability to control marketing on or through the internet using our domain names or otherwise, which could adversely affect our business, financial condition and results of operations.

We will consider applying for patents or for other appropriate statutory protection if and when we develop valuable new or improved proprietary technologies and products, or identify inventions, and will continue to consider the appropriateness of filing for patents to protect any proprietary technologies, products, and inventions as circumstances may warrant. The status of any patent involves complex legal and factual questions, and the breadth of claims allowed is uncertain. Accordingly, any patent application filed may not result in a patent being issued or existing or future patents may not be adjudicated valid by a court or be afforded adequate protection against competitors with similar technology. In addition, third parties may create new products or methods that achieve similar results without infringing upon patents that we own. Likewise, the issuance of a patent to us does not mean that its processes or inventions will not be found to infringe upon patents or other rights previously issued to third parties.

From time to time, litigation may be necessary to enforce our intellectual property rights, protect trade secrets or determine the validity and scope of proprietary rights claimed by others. Any litigation of this nature, regardless of outcome or merit, could result in substantial costs and diversion of management and technical resources, any of which could adversely affect our business, financial condition and results of operations. Patent litigation tends to be particularly protracted and expensive.

The value of our brand name may be reduced. If we fail to protect our brand name, competitors may adopt trade names that dilute its value, and prosecuting or defending infringement claims could cause us to incur significant expenses or prevent us from manufacturing, selling or using some aspect of our products, which could adversely affect our revenues and market share. We have invested significant resources to develop and protect our brand name. However, we may not always be able to successfully enforce our trademarks against competitors or against challenges by others. Our failure to successfully protect our trademarks could diminish the value and effectiveness of our marketing efforts and could cause customer confusion. This could in

efforts and could cause customer confusion. This could in turn adversely affect our revenues and profitability.

We also may in the future be subject to intellectual property litigation and infringement claims, which could cause us to incur significant expenses or prevent us from manufacturing, selling or using some aspect of our products. Claims of intellectual property infringement also may require us to enter into costly royalty or license agreements. However, we may be unable to obtain royalty or license agreements on terms acceptable to us or at all. Claims that our technology or products infringe on intellectual property rights could be costly and would divert the attention of management and key personnel, which in turn could adversely affect our revenues and profitability.

Our network and communications systems may be damaged and/or interrupted. Our network and communications systems are dependent on third-party providers and are vulnerable to system interruption and damage from fire, flood, earthquakes, power loss, server failure, telecommunications and Internet service failure, acts of war or terrorism, computer viruses and denial-of- service attacks, physical or electronic breaches, sabotage, human error and similar events. Any of these events could lead to system interruptions, processing and order fulfillment delays and loss of critical data for us, our suppliers or our Internet service providers, and could prevent us from processing customer purchases. Any significant interruption in the availability or functionality of our website or our customer processing, distribution or communications systems, for any reason, could seriously harm our business, financial condition and operating results. The occurrence of any of these factors could have a material adverse effect on our business, financial condition or results of operations.

Because we are dependent on third-party service providers for the implementation and maintenance of certain aspects of our systems and operations and because some of the causes of system interruptions may be outside of our control, we may not be able to remedy such interruptions in a timely manner, if at all. As we rely on our third-party service providers, computer and communications systems and the Internet to conduct our business, any system disruptions could have a material adverse effect on our business, financial condition or results of operations.

We face privacy protection risks. Privacy protection is increasingly demanding, and we may be exposed to risks and costs associated with security breaches, data loss, credit card fraud and identity theft that could cause us to incur unexpected expenses and loss of revenue as well as other risks. The protection of customer, employee, vendor, and other business data is critical to us. Federal, state and international laws and regulations govern the collection, retention, sharing and security of data that we receive from and about our employees, customers, vendors and suppliers. The regulatory environment surrounding information security and privacy has been increasingly demanding in recent years, and may see the imposition of new and additional requirements by states and the federal government as well as foreign jurisdictions in which we may do business. Compliance with these requirements may result in cost increases due to necessary systems changes and the development of new processes to meet these

and the development of new processes to meet these requirements. In addition, customers have a high expectation that we will adequately protect their personal information. If we or our service providers fail to comply with these laws and regulations or experience a significant breach of customer, employee, vendor, or other company data, our reputation could be damaged and result in an increase in service charges, suspension of service, lost sales, fines or lawsuits.

We are subject to the risk of natural disasters. Natural disasters (whether or not caused by climate change), unusually adverse weather conditions, pandemic outbreaks, terrorist acts and global political events could cause permanent or temporary distribution center or service center closures, impair our ability to purchase, receive or replenish raw materials and/or inventory or cause customer traffic to decline, all of which could result in lost sales and otherwise adversely affect our financial performance. The occurrence of one or more natural disasters, such as hurricanes, fires, floods and earthquakes (whether or not caused by climate change), unusually adverse weather conditions, pandemic outbreaks, terrorist acts or disruptive global political events, such as civil unrest, or similar events could cause disruptions in our supply chain and could adversely affect our operations and financial performance. To the extent these events result in the closure of one or more distribution centers, a service center, a manufacturing facility or our corporate headquarters, or impact one or more of our key suppliers, our operations and financial performance could be materially adversely affected through an inability to make deliveries of our products to consumers and/or to distributors, and through lost sales. In addition, these events could result in increases in fuel (or other energy) prices or a fuel shortage, the temporary lack of an adequate work force in a market, the temporary or long-term disruption in the supply of products from some local and/or overseas suppliers, the temporary disruption in the transport of goods from overseas, delay in the delivery of goods to distribution centers, the temporary reduction in the availability of our products and disruption to our information systems. These events also could have indirect consequences, such as increases in the cost of insurance, if they were to result in significant loss of property or other insurable damage.

Social responsibility. LifeBridge's certificate of incorporation states that the Company will operate as a public benefit corporation as defined by the State of Delaware, and that its mission is to contribute up to ten percent of its profits to cancer victims who cannot afford LifeBridge's treatment and to develop other policies that may benefit the less fortunate suffering from cancer. These social responsibility commitments may not be attractive to some investors that may be needed for subsequent rounds of investing. Failure to attract future investors may adversely affect the ability of LifeBridge to execute its business plan.

No third-party reimbursement. LifeBridge's business model requires wealthy patients to pay out of pocket for cancer therapy until third party payment can be established. Payment or reimbursement by insurance companies or the government is likely years away and may never be granted, which could make it difficult to find patients for whom treatment will be paid

treatment will be paid.

Cures for cancer. Hundreds of millions of dollars are spent annually on cancer research. In the future, cures for cancer, or superior therapies, could be found that make the need for LifeBridge's therapy obsolete.

Foreign competitors. Competitors may arise in countries where LifeBridge does not have patent protection, and they may draw patients away through medical tourism which could reduce LifeBridge's revenues. In addition, our competitors' devices may be exported from countries we do not have patent protection in to countries we are protected in, and legal recourse may prove difficult or too costly, thereby having a material adverse impact on our financial condition.

LifeBridge's business plan is unproven. The success of our business depends on the operation of our manufacturing relationships to produce our products, the successful marketing of our products, the actual effectiveness of our products, and our ability to compete. Our target market may not fully embrace our products and our business objectives may fail to materialize as projected and our business may fail. Investors can lose all or part of their investment.

Risks Associated with an Investment in the Shares

The Offering may not be successful. There is no assurance that all or even a significant number of the Shares will be sold in the Offering. If less than all of the Shares are sold, then LifeBridge may not have sufficient capital to operate. There is no assurance that we could obtain additional financing or capital from any source, or that such financing or capital would be available on terms acceptable to us. Under such circumstances, LifeBridge's plans would need to be scaled down, and this would have a material adverse effect on LifeBridge's business.

The Shares are not guaranteed and could become worthless. The Shares are not guaranteed or insured by any government agency or by any private party. The Company's earnings are not guaranteed and will vary with market conditions. The return of all or any portion of capital invested in the Shares is not guaranteed, and the Shares could become worthless.

If LifeBridge incurs debt, there may be risks associated with such borrowing. If LifeBridge incurs indebtedness, a portion of its cash flow will have to be dedicated to the payment of principal and interest on such indebtedness. Typical loan agreements also contain restrictive covenants, which may impair LifeBridge's operating flexibility. Such loan agreements would also provide for default under certain circumstances, such as failure to meet certain financial covenants. A default under a loan agreement could result in the loan becoming immediately due and payable and, if unpaid, a judgment in favor of such lender which would be senior to the rights of stockholders of LifeBridge. A judgment creditor would have the right to foreclose on any of LifeBridge's assets resulting in a material adverse effect on LifeBridge's business, operating results or financial condition.

LifeBridge will not distribute profits in the foreseeable future. For the foreseeable future, LifeBridge intends to retain any initial future earnings to fund its operations and expand its business, and does not expect to distribute any cash with respect to the Shares.

LifeBridge will have additional capital needs. LifeBridge believes that the proceeds of the Offering will be sufficient to fund the implementation of its business plan to file for an FDA Investigational Device Exemption to start its first human pilot study under FDA guidelines, assuming that it reaches its fundraising goal and that projected expense forecasts are substantially accurate. Even if the Offering is fully subscribed, LifeBridge expects that it will require significant additional capital in the future to fund operations and growth, including execution of its first human pilot study. In the event additional capital is required, no assurance can be given that it will be available at all or on terms favorable to LifeBridge. If adequate funds were not available to satisfy either short or long-term capital requirements, LifeBridge would be required to limit its operations significantly and could be unable to continue in business, with a resulting loss of all or part of investments made by LifeBridge's investors.

Shareholders will suffer dilution. If additional equity securities are issued in connection with future financings, the ownership percentages of the then-current stockholders will be diluted. Dilution of ownership percentages of stockholders may also occur as a result of shares of capital stock being issued pursuant to possible sales to existing stockholders, officers, directors, consultants, advisors and/or employees, or in connection with acquisitions of technologies or companies in exchange for the Company's securities.

By executing a subscription agreement for the Offering, investors will become bound by our Stockholders Agreement. Each purchaser of Shares will become bound by the Company's Stockholders Agreement (the "Stockholders Agreement"). The Stockholders Agreement provides among, other things, for significant transfer restrictions, including rights of first refusal, under which an investor would not be able to resell or otherwise dispose of their Shares without first providing a right of first refusal to the Company and the other stockholders of the Company to acquire the Shares. The Stockholders Agreement also contains other significant provisions, including so-called drag along provisions, and non-competition, non-solicitation and confidentiality covenants, and requires that each purchaser of Shares who is married deliver a spousal consent to the Stockholders Agreement.

Investors should carefully review the terms of the Stockholders Agreement, which is included as Appendix A to the subscription agreement for the Shares, and be certain they are willing to accept all of terms of the Stockholders Agreement.

Upon a sale or liquidation of the Company, payment for the Shares will be subordinated to the preferences of the Company's preferred stock. Under the Company's certificate of incorporation, the Shares are junior to the Company's preferred stock (the "Preferred Stock"). As a

result, any proceeds from a sale or liquidation of the Company will first be used to pay the preference of the Preferred Stock. If any proceeds remain available after such payment, then the remaining proceeds will be distributed pro rata among all shares of the Company's capital stock, including the Preferred Stock. If the total proceeds are insufficient to pay the preferences of the Preferred Stock, then no proceeds will be distributed with respect to the Shares.

We are relying on certain exemptions from registration. The Shares are being offered for sale in reliance upon certain exemptions from the registration requirements of the United States Securities Act of 1933 (the "Securities Act") and applicable state securities laws. If the sale of the Shares were to fail to qualify for these exemptions, purchasers could be entitled to seek rescission of their purchases of the Shares. If a number of purchasers were to obtain rescission, LifeBridge would face significant financial demands, which could adversely affect LifeBridge as a whole, as well as any non-rescinding purchasers.

The Shares are restricted securities and a market for the Shares may never develop. Investors should be aware of the potentially long-term nature of their investment. Each purchaser of the Shares will be required to represent that it is purchasing such securities for its own account for investment purposes and not with a view to resale or distribution. Purchasers may be required to bear the economic risks of the investment for an indefinite period of time. The Company has neither registered the Shares, nor any other securities under the Securities Act. Consequently, stockholders may not be able to sell or transfer their securities under applicable federal and state securities laws. Moreover, there is no public market for the Shares, such a market is not likely to develop prior to a registration undertaken by the Company for the public offering of its securities for its own account or the account of others, and there can be no assurance that the Company will ever have such a public offering of its securities. Lastly, as noted above, the Stockholders Agreement contains significant restrictions on the ability of investors to transfer the Shares.

We may be required to register under the Securities Exchange Act. The Company will be required to comply with the rules and regulations promulgated under the various federal and state securities laws applicable to the conduct of its business. Management does not believe that the Company's activities, as presently contemplated, will require registration or qualification of the Company with any federal or state agency.

Although the Company does not intend to be required to register its securities under the Securities Exchange Act of 1934, as amended, it is possible that the Securities and Exchange Commission (the "SEC") may require the Company to so register. For example, under Section 12(g)(1) of the Securities Exchange Act (as amended by the JOBS Act of 2012), private companies with over 2,000 stockholders and over $10,000,000 in assets may be required to register with the SEC within 120 days after the first fiscal year end during which such thresholds have been met. Such registration would increase the operational expenses of the Company and would restrict its activities,

thereby possibly having an adverse effect on its business.

The price of the Shares was determined by management. Any valuation of the Company at this stage is difficult to assess. The valuation for this Offering was established by the Company based on the best estimates of management, and is not based on historical financial results. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially early stage companies, is difficult to assess and you may risk overpaying for your investment.

Additional unforeseen risks. In addition to the risks described above, other risks not presently foreseeable could negatively impact our business, could disrupt our operations and could cause LifeBridge to fail. Ultimately, each investor in the Shares bears the risk of a complete and total loss of his/her/its investment.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Michael Black is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

The Offering

USE OF FUNDS

9. What is the purpose of this offering?

The Company intends to use the net proceeds of this offering for working capital and general corporate purposes, which includes the specific items listed in Item 10 below. While the Company expects to use the net proceeds from the Offering in the manner described above, it cannot specify with certainty the particular uses of the net proceeds that it will receive from this Offering. Accordingly, the Company will have broad discretion in using these proceeds.

10. How does the issuer intend to use the proceeds of this offering?

If we raise:	**$51,000**
Use of Proceeds:	92.5% towards the process of advancing our documentation and testing in support of our investigational device exemption (IDE) submission to the U.S. FDA so that we can begin our first human clinical trial, 7.5% Wefunder fee.

If we raise: **$1,000,000**

Use of Proceeds: 92.5% towards the process of advancing our documentation and testing in support of our investigational device exemption (IDE) submission to the U.S. FDA so that we can begin our first human clinical trial, 7.5% Wefunder fee. We have significant pre-clinical and bench testing to conduct and documentation to put in place in order to be able to submit an Investigational Device Exemption to the FDA for our human pilot trial. $1 mm will allow us to complete the majority of the necessary testing and documentation. $50,000 will only allow us to complete a small portion of the testing and documentation.

INSTRUCTION TO QUESTION 10: An issuer must provide a reasonably detailed description of any intended use of proceeds, such that investors are provided with an adequate amount of information to understand how the offering proceeds will be used. If an issuer has identified a range of possible uses, the issuer should identify and describe each probable use and the factors the issuer may consider in allocating proceeds among the potential uses. If the issuer will accept proceeds in excess of the target offering amount, the issuer must describe the purpose, method for allocating oversubscriptions, and intended use of the excess proceeds with similar specificity. Please include all potential uses of the proceeds of the offering, including any that may apply only in the case of oversubscriptions. If you do not do so, you may later be required to amend your Form C. Wefunder is not responsible for any failure by you to describe a potential use of offering proceeds.

DELIVERY & CANCELLATIONS

11. How will the issuer complete the transaction and deliver securities to the investors?

Book Entry and Investment in the Co-Issuer. Investors will make their investments by investing in interests issued by one or more co-issuers, each of which is a special purpose vehicle ("SPV"). The SPV will invest all amounts it receives from investors in securities issued by the Company. Interests issued to investors by the SPV will be in book entry form. This means that the investor will not receive a certificate representing his or her investment. Each investment will be recorded in the books and records of the SPV. In addition, investors' interests in the investments will be recorded in each investor's "Portfolio" page on the Wefunder platform. All references in this Form C to an Investor's investment in the Company (or similar phrases) should be interpreted to include investments in a SPV.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the

offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

An Investor's right to cancel. An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.

If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.

If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Company will give each investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.

The Company's right to cancel. The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Ownership and Capital Structure

THE OFFERING

13. Describe the terms of the securities being offered.

Priced Round: $26,711,242.00 pre-money valuation

See exact security attached as Appendix B, Investor Contracts

LifeBridge Innovations, PBC is offering up to 993,408 shares of Class A Voting Common Stock, at a price per share of $1.04.

Investors in the first $131,000.56 of the offering will receive stock at a price per share of $0.83, and a pre-money valuation of $21,317,626.00

The campaign maximum is $1,000,000.00 and the campaign minimum is $51,000.00.

Securities Issued by the SPV

Instead of issuing its securities directly to investors, the Company has decided to issue its securities to the SPV, which will then issue interests in the SPV to investors. The SPV is formed concurrently with the filing of the Form C. Given this, the SPV does not have any financials to report. The SPV is managed by Wefunder Admin, LLC and is a co-issuer with the Company of the securities being offered in this offering. The Company's use of the SPV is intended to allow investors in the SPV to achieve the same economic exposure, voting power, and ability to assert State and Federal law rights, and receive the same disclosures, as if they had invested directly in the Company. While the Issuer may be required to pay an annual administrative fee for the maintenance of the SPV, investors should note the Company's use of the SPV will not result in any additional fees being charged to investors.

The SPV has been organized and will be operated for the sole purpose of directly acquiring, holding and disposing of the Company's securities, will not borrow money and will use all of the proceeds from the sale of its securities solely to purchase a single class of securities of the Company. As a result, an investor investing in the Company through the SPV will have the same relationship to the Company's securities, in terms of number, denomination, type and rights, as if the investor invested directly in the Company.

Voting Rights

If the securities offered by the Company and those offered by the SPV have voting rights, those voting rights may be exercised by the investor or his or her proxy. The applicable proxy is the Lead Investor, if the Proxy (described below) is in effect.

Proxy to the Lead Investor

The SPV securities have voting rights. With respect to those voting rights, the investor and his, her, or its transferees or assignees (collectively, the "Investor"), through a power of attorney granted by Investor in the Investor Agreement, has appointed or will appoint the Lead Investor as the Investor's true and lawful proxy and attorney (the "Proxy") with the power to act alone and with full power of substitution, on behalf of the Investor to: (i) vote all securities related to the

Company purchased in an offering hosted by Wefunder Portal, and (ii) execute, in connection with such voting power, any instrument or document that the Lead Investor determines is necessary and appropriate in the exercise of his or her authority. Such Proxy will be irrevocable by the Investor unless and until a successor lead investor ("Replacement Lead Investor") takes the place of the Lead Investor. Upon notice that a Replacement Lead Investor has taken the place of the Lead Investor, the Investor will have five (5) calendar days to revoke the Proxy. If the Proxy is not revoked within the 5-day time period, it shall remain in effect.

Restriction on Transferability

The SPV securities are subject to restrictions on transfer, as set forth in the Subscription Agreement and the Limited Liability Company Agreement of Wefunder SPV, LLC, and may not be transferred without the prior approval of the Company, on behalf of the SPV.

14. Do the securities offered have voting rights?

☑ Yes
☐ No

15. Are there any limitations on any voting or other rights identified above?

See the above description of the Proxy to the Lead Investor.

16. How may the terms of the securities being offered be modified?

This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended only by a writing executed by all parties.
Pursuant to authorization in the Investor Agreement between each Investor and Wefunder Portal,
Wefunder Portal is authorized to take the following actions with respect to the investment contract between the Company and an investor:

A. Wefunder Portal may amend the terms of an investment contract, provided that the amended terms are more favorable to the investor than the original terms; and
B. Wefunder Portal may reduce the amount of an investor's investment if the reason for the reduction is that the Company's offering is oversubscribed.

RESTRICTIONS ON TRANSFER OF THE SECURITIES BEING OFFERED:

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;
2. to an accredited investor;
3. as part of an offering registered with the U.S. Securities and Exchange Commission; or
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the

equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Class A Common Stock	50,000,000	16,438,484	Yes
Class B Common Stock	100,000	28,547	No
Preferred Stock	20,000,000	6,261,976	Yes

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	1,943,946

Describe any other rights:

The Preferred Stock has a 1x Liquidation Preference over the Common Stock holders. In addition to the shares outstanding on the cap table, there is $166,578 outstanding in a SAFE that will convert to Preferred Shares during any subsequent Preferred Stock offering.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The holders of a majority-in-interest of voting rights in the Company could limit the Investor's rights in a material way. For example, those interest holders could vote to change the terms of the agreements governing the Company's operations or cause the Company to engage in additional offerings (including potentially a public offering).
These changes could result in further limitations on the voting rights the Investor will have as an owner of equity in

voting rights the Investor will have as an owner of equity in the Company, for example by diluting those rights or limiting them to certain types of events or consents.
To the extent applicable, in cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional equity, an Investor's interest will typically also be diluted.
Based on the risk that an Investor's rights could be limited, diluted or otherwise qualified, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.
Additional risks related to the rights of other security holders are discussed below, in Question 20.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

No.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

As holders of a majority-in-interest of voting rights in the Company, **the shareholders** may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, **the shareholders** may change the terms of the Articles of Incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. **The shareholders** may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. **The shareholders** have the right to redeem their securities at any time. **Shareholders** could decide to force the Company to redeem their **securities** at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as

discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common stock that take into account factors such as the following:

1. unrelated third party valuations of our common stock;
2. the price at which we sell other securities, such as convertible debt or preferred Stock, in light of the rights, preferences and privileges of our those securities relative to those of our common stock;
3. our results of operations, financial position and capital resources;
4. current business conditions and projections;
5. the lack of marketability of our common stock;
6. the hiring of key personnel and the experience of our management;
7. the introduction of new products;
8. the risk inherent in the development and expansion of our products;
9. our stage of development and material risks related to our business;
10. the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
11. industry trends and competitive environment;
12. trends in consumer spending, including consumer confidence;
13. overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
14. the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

23. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will

success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

Loan

Lender	Peter Travers, CEO
Issue date	12/30/21
Amount	$350,000.00
Outstanding principal plus interest	$350,000.00 as of 06/29/25
Interest rate	0.0% per annum
Current with payments	Yes

Deferred compensation expense for 2015--2019. No expectation of repayment until company is profitable.

Loan

Lender	Scott Krywick
Issue date	03/31/24
Amount	$207,000.00
Outstanding principal plus interest	$166,829.73 as of 06/29/25
Interest rate	4.59% per annum
Maturity date	04/01/26
Current with payments	Yes

Promissory note related to guarantee of salary for a key employee. Balance is paid down in second year of note based on salary paid to employee.

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
	Regulation Crowdfunding	Priced Round	$122,335	General operations
	Section 4(a)(2)			General operations
7/2022	Regulation D, Rule 506(b)	Common stock	$2,000	General operations
10/2022	Regulation D, Rule 506(b)	Common stock	$200,000	General operations
6/2023	Regulation D, Rule 506(b)	Common stock	$11,100	General operations
9/2024	Regulation D, Rule 506(b)	Common stock	$3,757,900	General operations
6/2025	Regulation D, Rule 506(c)	Common stock	$310,100	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	Ken Watkins
Amount Invested	$5,000.00
Transaction type	Priced round
Issue date	12/29/16
Relationship	Founder

Name	Jim Travers
Amount Invested	$50,000.00
Transaction type	Priced round
Issue date	12/29/18
Relationship	CEO's Brother

Name	David Travers
Amount Invested	$54,350.00

Amount Invested	$54,250.00
Transaction type	Priced round
Issue date	04/01/20
Relationship	CEO's brother

Name	Peter Travers, CEO
Amount Invested	$350,000.00
Transaction type	Loan
Issue date	12/30/21
Outstanding principal plus interest	$350,000.00 as of 06/29/25
Interest rate	0.0% per annum
Current with payments	Yes
Relationship	Founder & CEO

Name	Ping Yeh
Amount Invested	$2,000.00
Transaction type	Priced round
Issue date	07/21/22
Relationship	Director

Name	Jim LaBate
Amount Invested	$200,000.00
Transaction type	Priced round
Issue date	10/07/22
Relationship	Director

Name	Jim LaBate
Amount Invested	$11,100.00
Transaction type	Priced round
Issue date	06/22/23
Relationship	Director

Name	Scott Krywick
Amount Invested	$207,000.00
Transaction type	Loan
Issue date	03/31/24
Outstanding principal plus interest	$166,829.73 as of 06/29/25
Interest rate	4.59% per annum
Maturity date	04/01/26
Current with payments	Yes
Relationship	Employee

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Transforming metastatic cancer from a terminal prognosis to a manageable disease like diabetes.
The Company has been organized to operate as the leading supplier of Tumor Treating Fields ("TTF") devices in the world for metastatic cancer patients. From 2015 through April 5, 2022, the activities engaged in by the Company were conducted through two Florida limited liability companies, LifeBridge 10000, LLC ("OpCo") and Loyalty Based Innovations ("IPCo"). OpCo engaged in limited activities, including organizational activities, research and development, and fundraising. IPCo engaged solely in seeking U.S. and foreign patents. On April 5, 2022, OpCo and IPCo were both merged into LifeBridge. As a result, the

Company acquired all of the assets of both OpCo and IPCo. LifeBridge now continues the activities of OpCo and IPCo.
Milestones

LifeBridge Innovations, PBC was organized in the State of Delaware in January 2022.

Since then, we have:

- Team has 60 devices through FDA, products in 3000 hospitals, 300 yrs combined experience
- Med tech firm sent unsolicited offer to buy us - investor/team unanimously agreed too early to sell
- Granted patents in U.S., Canada, MX, EU, Japan, China, Australia, New Zealand, India, Chile
- $5M raised from friends & family, angels, who know our track record & see a huge market opportunity
- TTF is based on 25 years of proven research. Fixed form approved by the FDA for multiple indications
- On any given day, over 500,000 U.S. patients in their last 36months could benefit from our therapy
- TTF has minimal side effects: no hair loss, no nausea, no fatigue, no chemo brain, etc.

The Company is subject to risks and uncertainties common to early-stage companies. Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future.

Historical Results of Operations

Our company was organized in January 2022 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin*. For the period ended December 31, 2024, the Company had revenues of $0 compared to the year ended December 31, 2023, when the Company had revenues of $0.
- *Assets*. As of December 31, 2024, the Company had total assets of $819,888, including $625,569 in cash. As of December 31, 2023, the Company had $1,226,262 in total assets, including $1,205,266 in cash.
- *Net Loss*. The Company has had net losses of $1,756,241 and net losses of $979,838 for the fiscal years ended December 31, 2024 and December 31, 2023, respectively.
- *Liabilities*. The Company's liabilities totaled $646,717 for the fiscal year ended December 31, 2024 and $562,850 for the fiscal year ended December 31, 2023.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $557,000 in debt, $5,717,116 in equity, and $166,578 in SAFEs.

After the conclusion of this Offering, should we hit our

minimum funding target, our projected runway is 5 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 1 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

LifeBridge Innovations, PBC cash in hand is $135,000, as of June 2025. Over the last three months, revenues have averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $215,000/month, for an average burn rate of $215,000 per month. Our intent is to be profitable in 72 months.

Our expenses in 2024 and 2025 were significantly higher than the past two years given an increase in activities to prepare for our FDA IDE submission in the U.S.

We anticipate $850,000 of expenses from the next quarter. We do not anticipate generating revenue until 2029 and anticipate needing $40-50 million of additional capital to reach that point.

We are not profitable. We do not anticipate being profitable until 2030 after completion of our human pivotal study in the U.S. and FDA approval for our technology.

We intend to raise $5 mm of additional funds from accredited investors through a SAFE financing at the same time that we are conducting the Wefunder campaign. We anticipate that completion of this financing, in addition to the amount raised through Wefunder, will be sufficient to allow us to receive our IDE approval and complete patient enrollments in our 36-patient U.S. pilot clinical study.

All projections in the above narrative are forward-looking and not guaranteed.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are

representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Peter F Travers, certify that:

(1) the financial statements of LifeBridge Innovations, PBC included in this Form are true and complete in all material respects ; and

(2) the financial information of LifeBridge Innovations, PBC included in this Form reflects accurately the information reported on the tax return for LifeBridge Innovations, PBC filed for the most recently completed fiscal year.

Peter F Travers

CEO

STAKEHOLDER ELIGIBILITY

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

i. in connection with the purchase or sale of any security?
☐ Yes ☑ No

ii. involving the making of any false filing with the Commission?
☐ Yes ☑ No

iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?
☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

i. in connection with the purchase or sale of any security?
☐ Yes ☑ No

ii. involving the making of any false filing with the Commission?
☐ Yes ☑ No

iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?
☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

i. at the time of the filing of this offering statement bars the person from:

A. association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No

B. engaging in the business of securities, insurance or banking? ☐ Yes ☑ No

C. engaging in savings association or credit union activities?☐ Yes ☑ No

ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

i. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

ii. places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

iii. bars such person from being associated with any entity or from participating in the offering of any penny stock?
☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

i. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

ii. Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated

securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

☐ Yes ☑ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

☐ Yes ☑ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

INSTRUCTIONS TO QUESTION 30: Final order means a written directive or declaratory statement issued by a federal or state agency, described in Rule 503(a)(3) of Regulation Crowdfunding, under applicable statutory authority that provides for notice and an opportunity for hearing, which constitutes a final disposition or action by that federal or state agency.

No matters are required to be disclosed with respect to events relating to any affiliated issuer that occurred before the affiliation arose if the affiliated entity is not (i) in control of the issuer or (ii) under common control with the issuer by a third party that was in control of the affiliated entity at the time of such events.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and
- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Lead Investor. As described above, each Investor that has entered into the Investor Agreement will grant a power of attorney to make voting decisions on behalf of that Investor to the Lead Investor (the “Proxy”). The Proxy is irrevocable unless and until a Successor Lead Investor takes the place of the Lead Investor, in which case, the Investor has a five (5) calendar day period to revoke the Proxy.

Pursuant to the Proxy, the Lead Investor or his or her successor will make voting decisions and take any other actions in connection with the voting on Investors' behalf.

The Lead Investor is an experienced investor that is chosen to act in the role of Lead Investor on behalf of Investors that have a Proxy in effect. The Lead Investor will be chosen by the Company and approved by Wefunder Inc. and the identity of the initial Lead Investor will be disclosed to Investors before Investors make a final investment decision to purchase the securities related to the Company.

The Lead Investor can quit at any time or can be removed by Wefunder Inc. for cause or pursuant to a vote of investors as detailed in the Lead Investor Agreement. In the event the Lead Investor quits or is removed, the Company will choose a Successor Lead Investor who must be approved by Wefunder Inc. The identity of the Successor Lead Investor will be disclosed to Investors, and those that have a Proxy in effect can choose to either leave such Proxy in place or revoke such Proxy during a 5-day period beginning with notice of the replacement of the Lead Investor.

The Lead Investor will not receive any compensation for his or her services to the SPV. The Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a fund ("Fund") for accredited investors for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such as circumstance, the Lead Investor may act as a portfolio manager for that Fund (and as a supervised person of Wefunder Advisors) and may be compensated through that role.

Although the Lead Investor may act in multiple roles with respect to the Company's offerings and may potentially be compensated for some of its services, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of securities issued by or related to the Company. As a result, the Lead Investor's interests should always be aligned with those of Investors. It is, however, possiblethat in some limited circumstances the Lead Investor's interests could diverge from the interests of Investors, as discussed in section 8 above.

Investors that wish to purchase securities related to the Company through Wefunder Portal must agree to give the Proxy described above to the Lead Investor, provided that if the Lead Investor is replaced, the Investor will have a 5-day period during which he or she may revoke the Proxy. If the Proxy is not revoked during this 5-day period, it will remain in effect.

Tax Filings. In order to complete necessary tax filings, the SPV is required to include information about each investor who holds an interest in the SPV, including each investor's taxpayer identification number ("TIN") (e.g., social security number or employer identification number). To the extent they have not already done so, each investor will be required to provide their TIN within the earlier of (i) two (2) years of making their investment or (ii) twenty (20) days prior to the date of any distribution from the SPV. If an investor does not provide their TIN within this time, the SPV

reserves the right to withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations as well as the SPV's reasonable estimation of any penalties that may be charged by the IRS or other relevant authority as a result of the investor's failure to provide their TIN. If applicable, the Company may also be required to pay Wefunder certain fees for the preparation of tax filings. Such fees and the Company's obligation to deliver required tax documents are further specified in the related Tax Services Agreement ("TSA").

Investors should carefully review the terms of the SPV Subscription Agreement for additional information about tax filings.

Potential Dissolution of the SPV. The Company has agreed that it will pay an administrative fee and / or certain tax fees to Wefunder, in addition to delivering required tax information in the manner prescribed by the TSA, where applicable. Failure to pay such fees or provide Wefunder with required tax information could result in the dissolution of the SPV (an "SPV Dissolution Event"). Subsequent to an SPV Dissolution Event, the securities held by the SPV would be distributed directly and proportionally to the individual investors. This could create administrative complexities, as investors would need to manage the securities themselves rather than having them held and administered by the SPV. Additionally, the unplanned distribution of securities may not align with investors' intended investment strategy or asset allocation.

Upon an SPV Dissolution Event, the Investor hereby consents to and agrees to accept direct assignment of the SPV's rights and obligations under any investment agreements between the SPV and the Company that is located in the Form C or C/A offering materials. The Investor acknowledges they will be bound by all terms and conditions of such agreements as if they were an original party thereto.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://www.lifebridgeinnovations.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

SPV Subscription Agreement - Early Bird
Early Bird Lifebridge Innovations Subscription Agreement EB
SPV Subscription Agreement
Lifebridge Innovations Subscription Agreement

Appendix C: Financial Statements

Financials 1
Financials 2

Appendix D: Director & Officer Work History

James LaBate
Michael Black
Peter F Travers
Yung-Ping Yeh

Appendix E: Supporting Documents

ttw_communications_120381_220319.pdf

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the intermediary's platform.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- SPV Subscription Agreement - Early Bird
- Early Bird Lifebridge Innovations Subscription Agreement EB
- SPV Subscription Agreement
- Lifebridge Innovations Subscription Agreement

Appendix C: Financial Statements

- Financials 1
- Financials 2

Appendix D: Director & Officer Work History

- James LaBate
- Michael Black
- Peter F Travers
- Yung-Ping Yeh

Appendix E: Supporting Documents

- ttw_communications_120381_220319.pdf

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

LifeBridge Innovations, PBC

By

Peter F Travers

CEO and Founder

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Peter F Travers

CEO and Founder
6/30/2025

Michael Black

CFO
7/1/2025

James LaBate

Director
7/1/2025

The Form C must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Form C to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Form C on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.